UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

J.P. MORGAN ACCESS MULTI-STRATEGY FUND II

(Name of Subject Company (Issuer))

J.P. MORGAN ACCESS MULTI-STRATEGY FUND II

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Abby L. Ingber, Esq.

c/o J.P. Morgan Private Investments Inc.

4 New York Plaza, Floor 19

New York, NY 10004

(800) 480-4111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Jon Rand, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3525

December 22, 2022

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on December 22, 2022 by J. P. Morgan Access Multi-Strategy Fund II (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 35 percent of shares in the Fund (“Shares”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on December 22, 2022.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on January 24, 2023.

2.	The Valuation Date of the Shares tendered pursuant to the Offer was March 31, 2023.

3.

Shares in the amount of $5,848,990.94 were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

4.

Payment of $5,556,541.39 was made via a non-interest bearing, non-transferable promissory note (the “Promissory Note.”). The Fund paid to such tendering Shareholders the initial amount payable under the Note on May 15, 2023. The balance, if any, to be paid to the tendering Shareholders with respect to the Shares purchased by the Fund, will be paid promptly after the completion of the Fund’s audit for the fiscal year ended March 31, 2023. It is expected that the annual audit will be completed no later than May 31, 2023.

Item 12.	EXHIBITS

Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

J.P. MORGAN ACCESS MULTI-STRATEGY FUND II

By:	/s/ Gregory R. McNeil
Name:	Gregory R. McNeil
Title:	Treasurer

May 23, 2023

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